September 18, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Attn: Mellissa Campbell Duru, Special Counsel

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Electronics For Imaging, Inc. (the “Company”)

Schedule TO-I/A

Filed August 31, 2009

File No. 5-43124

Ladies and Gentlemen:

This letter is in response to your letter dated September 17, 2009 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Schedule TO-I filed on August 31, 2009 and subsequently amended on September 10, 2009 (the “Schedule TO”), including Exhibit (a)(1)(i) to the Schedule TO (the “Offering Memorandum”). The responses of Electronics For Imaging, Inc. (the “Company” or “we”) to the specific comments included in the Letter are set forth below. For convenience, each comment from the Letter is stated in bold below, and numbered to correspond to the numbered comment in the Letter. The Company’s responses follow the Staff’s comments.

We are concurrently filing with the Commission an amendment to the Schedule TO, which includes as an exhibit a Supplement No. 2 to the Offering Memorandum (together with the amendment to the Schedule TO, the “Supplemental Filing”), to address certain of the Staff’s comments included in the Letter as indicated below.

Schedule TO-I/A

Exhibit 99(A)(1)(A); Offering Memorandum

1.	We refer you to response 1 of your letter dated September 10. Although you have explained how the provision of RSUs factors into the compensatory purposes of your offer, you have not provided sufficient explanation of how the cash consideration receivable by certain optionholders fits within the company’s overall compensatory goals. In your explanation of why you are providing cash to certain optionholders, rather than focusing on the administrative burdens associated with providing RSUs to certain optionholders or efficiencies achieved, please revise to expand upon and more clearly articulate how the provision of cash and any perceived benefits therefrom, factors into the overall compensatory purposes of the offer.

The Company respectfully advises the Staff that the Offer to Exchange is inherently compensatory (regardless of whether the consideration offered as to a particular eligible stock

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option is RSUs or cash) as it is being made only to current employees with respect to stock options granted in the course of their employment. Former employees are not eligible to participate in the Offer to Exchange even if they hold options that would otherwise be eligible for the exchange.

One of our overall compensatory goals is to provide our employees with compensation having rewarding and retentive value. We believe that the outstanding options with exercise prices significantly less than the current fair market value of our common stock (“underwater options”) may serve as a disincentive for employees to remain employed by us (i.e., an employee with underwater options has an incentive to seek new employment with equity-based awards reflective of current market values) and that these employees, rightly or wrongly, attribute “negative value” to the outstanding underwater options. In other words, the mere existence of the outstanding underwater options is a reminder to employees of lost incentive compensation opportunities (the opportunities that could have been gained had our stock price consistently increased after the date of grant of the underwater options) that mitigates the value of any new incentive compensation opportunities we may provide to these employees.

Thus, the Company believes that the provision of cash to certain eligible employees is both compensatory and retentive in nature as it provides eligible employees with the opportunity to realize value from their underwater options despite the decline in the market value of the Company’s common stock and provides an additional incentive to remain with the Company by fostering employee goodwill and mitigating the negative aspects (outlined above) of the continued existence of the underwater options. For these reasons, the Company has considered that a cash payment fits better with its compensatory goals than excluding from the Offer to Exchange employees in certain countries where the Company believes it is burdensome and impractical to issue RSUs. In addition, the Company does not believe that a fair value exchange of options for RSUs with value of $250 or less would offer the retentive value intended for equity, among several reasons, because of costs and burdens associated with equity that the employee would have to incur (in addition to tax, brokerage fees, trading windows, etc…). Also, having the retentive value in mind, the Company decided to round up to $50 the amount of the cash payment with respect to an eligible option tendered for exchange with a fair value of less than $50. On that basis, we believe that paying cash for eligible options factors into the overall compensatory purposes of the offer, to both reward and retain employees.

While we recognize that the Staff is not bound by the terms of other transactions completed as recently as this year, we also respectfully advise the Staff that we believe that offering cash for all or certain eligible options is consistent with the approach taken by many other companies who have made offers to repurchase or exchange outstanding underwater options (see, e.g., the Schedules TO and attachments filed by Crocs, Inc., eBay Inc., Nighthawk Radiology Holdings, Inc., and NVIDIA Corporation as just a few examples of 2009 offers that have included cash consideration for all or certain options).

2.	We note your response to prior comment 5. Please provide a well-reasoned legal analysis explaining how the proposed timing of cash payments, some of which may not occur for upwards of a month after the expiration of the offer, is in compliance with the prompt payment provisions of Rule 14e-1(c). Please cite to relevant staff interpretations or positions that you believe support your analysis. Also, please supplementally advise us of any other alternatives considered with respect to how cash payments could be paid (i.e., via means other than payroll).

The Company respectfully advises the Staff that in the United States, where the vast majority (approximately 75%) of the employees eligible to receive a cash payment reside, the Company

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will comply with the prompt payment provisions of Rule 14e-1(c). Further, based on the Staff’s comment, the Company has involved additional resources in foreign countries so that it can promptly pay employees in those countries. The Supplemental Filing clarifies that the cash payments will be made promptly following the expiration of the offer.

* * * * * * * * * * * * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 357-4164 with any questions or comments regarding this letter.

Respectfully submitted, Electronics For Imaging, Inc.

By:	/s/ Bryan Ko
Bryan Ko, Esq. General Counsel

cc:	John Ritchie, Electronics For Imaging, Inc.

Justyna Rostocka, Esq., Electronics For Imaging, Inc.

C. Brophy Christensen, Esq., O’Melveny & Myers LLP